AGL

04046566

The Australian Gas Light Company
Formed in
New South Wales in
1837 with limited liability

AGL Centre
111 Pacific Highway
North Sydney NSW 2060
Locked Bag 944
North Sydney NSW 2059

Telephone +612 9922 0101
Facsimile +612 9922 8241

30 November 2004

BY COURIER

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street NW
WASHINGTON DC 20549

SUPPL

Attention: Mr Michael Coco

SEC MAIL PROCESSING RECEIVED DEC 03 2004 WASH. DC 165 SECTION

Dear Sir

THE AUSTRALIAN GAS LIGHT COMPANY
12g3-2(b) INFORMATION
FILE NO. 82-4797

I enclose information which The Australian Gas Light Company is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned on +61 2 9921 2349.

Yours faithfully

Jane McAloon
Group Manager Corporate & External Services
& Company Secretary

PROCESSED
DEC 10 2004
THOMSON FINANCIAL

Encl.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 03/11/2004

TIME: 10:02:31

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

NGC sale update

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AGL

media release

November 3, 2004

NGC sale update

The Australian Gas Light Company (AGL) has commenced discussions with Vector Limited (Vector) on an alternative sale mechanism for AGL's shareholding in NGC Holdings Limited (NGC) in line with the previously announced Sale and Purchase Agreement between the two companies.

This follows the decision yesterday by the New Zealand Takeovers Panel to decline the exemptions sought for the sale of AGL's New Zealand-registered company which holds the majority of AGL's shareholding in NGC.

The discussions between AGL and Vector will centre on an alternative sale structure that reflects a sale price of NZ$3.00 per NGC share (less any dividends declared and paid by NGC since the original announcement of the Sale and Purchase Agreement).

AGL remains confident of completing the transaction by the end of the calendar year as previously announced. Any alternative sale mechanism is not expected to materially change the net sale proceeds of A$760 million.

Further Enquiries:

Contact:	Jane Counsel, Media Relations Manager
Direct:	(02) 9921 2352
Mobile:	0416 275 273

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 19/11/2004

TIME: 08:30:02

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Sale of Interest in NGC

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

media release

November 19, 2004

Sale of interest in NGC

The Australian Gas Light Company (AGL) today announced that it has elected to sell its shares in NGC Holdings Limited (NGC) to Vector Limited (Vector).

AGL retained flexibility under the previously announced Sale and Purchase Agreement with Vector to sell its NGC shares in lieu of selling the New Zealand-registered holding company which holds the majority of AGL's shareholding in NGC.

Vector will now be required to make a full takeover offer for NGC and AGL will sell into this offer. The offer will be conditional upon approvals from the New Zealand Commerce Commission, which is expected shortly.

Net proceeds of approximately A$760 million are expected in line with previous announcements. The sale price of NZ$2.91 per share reflects the original sale price of NZ$3.00 per share less the dividend of NZ$0.09 per share paid by NGC subsequent to the original announcement of the Sale and Purchase Agreement.

"AGL is pleased to have been able to adopt an acceptable alternative sale process for its NGC stake, enabling the Company to optimise value for our Shareholders in a timely manner", Managing Director Greg Martin said.

Financial close is anticipated before the end of this calendar year.

Further Enquiries:

Contact: John Short, General Manager External Affairs
Direct: (02) 9921 2336
Mobile: 0402 060 528

Contact: Jane Counsel, Media Relations Manager
Direct: (02) 9921 2352
Mobile: 0416 275 273

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 19/11/2004

TIME: 12:09:29

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice x 6

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	THE AUSTRALIAN GAS LIGHT COMPANY
ABN	95 052 167 405

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**SIR RONALD BRIERLEY**
Date of last notice	**23 SEPTEMBER 2004**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	15 NOVEMBER 2004
No. of securities held prior to change	65,407
Class	ORDINARY
Number acquired	1,903
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$12.98
No. of securities held after change	67,310

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	AGL SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	THE AUSTRALIAN GAS LIGHT COMPANY
ABN	95 052 167 405

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**A B DANIELS**
Date of last notice	**23 SEPTEMBER 2004**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	15 NOVEMBER 2004
No. of securities held prior to change	25,874
Class	ORDINARY
Number acquired	611
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$12.98
No. of securities held after change	26,485

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	AGL SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	THE AUSTRALIAN GAS LIGHT COMPANY
ABN	95 052 167 405

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**C J HEWSON**
Date of last notice	**23 SEPTEMBER 2004**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	15 NOVEMBER 2004
No. of securities held prior to change	44,943
Class	ORDINARY
Number acquired	1,223
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$12.98
No. of securities held after change	46,166

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	AGL SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	THE AUSTRALIAN GAS LIGHT COMPANY
ABN	95 052 167 405

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**M R G JOHNSON**
Date of last notice	**23 SEPTEMBER 2004**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	15 NOVEMBER 2004
No. of securities held prior to change	174,437
Class	ORDINARY
Number acquired	4,532
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$12.98
No. of securities held after change	178,969

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	AGL SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	THE AUSTRALIAN GAS LIGHT COMPANY
ABN	95 052 167 405

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**M G OULD**
Date of last notice	**23 SEPTEMBER 2004**

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	15 NOVEMBER 2004
No. of securities held prior to change	4,187
Class	ORDINARY
Number acquired	783
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$12.98
No. of securities held after change	4,970

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	AGL SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	THE AUSTRALIAN GAS LIGHT COMPANY
ABN	95 052 167 405

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**G J REANEY**
Date of last notice	**23 SEPTEMBER 2004**

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	15 NOVEMBER 2004
No. of securities held prior to change	68,820
Class	ORDINARY
Number acquired	1,098
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$12.98
No. of securities held after change	69,918

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	AGL SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 19/11/2004

TIME: 15:11:03

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

NGC Receives Takeover Notice from Vector Limited

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Level 8, The NGC Building
44 The Terrace
Private Bag 39980
Wellington
New Zealand
Phone: 64 4 462 8700
Fax: 64 4 462 8600
Website: www.ngc.co.nz

19 November 2004

NEWS MEDIA RELEASE

NGC Receives Takeover Notice from Vector Limited

NGC Holdings Limited advises that is has received a takeover notice relating to a proposed full offer from Vector Limited to purchase all the ordinary shares in NGC Holdings Limited. A copy of that takeover notice has been provided to the NZX and Takeovers Panel.

NGC will respond to the Takeover Notice in accordance with the Takeovers Code. As previously announced, NGC has engaged Grant Samuel & Associates as the Independent adviser, and will be providing a Target Company Statement to all shareholders.

Contact:

Keith FitzPatrick
Manager External Relations
NGC Holdings Limited

Phone: 04 – 462 8704
Mobile: 027 – 443 8349

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 29/11/2004

TIME: 09:30:07

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

UBS Utilities Conference 29/11/04 MAF Presentation

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Michael Fraser
Group General Manager ES&M

Presentation to UBS Utilities Conference
29th November 2004

AGL



Wholesale Market Scale and Diversity

AGENDA

AGL

- Energy Sales and Marketing (ES&M) Revenue and Expenses
- Examples of benefits from scale and diversity in wholesale markets
  - Gas market
    - Diversity and peak capacity management
  - Electricity market
    - Regional and intra-regional diversity
- Operational Update
  - Activity by region
  - Participant activity
  - Outlook

AGENDA

- Energy Sales and Marketing (ES&M) Revenue and Expenses
- **Examples of benefits from scale and diversity in wholesale markets**
  - **Gas market**
    - **Diversity and peak capacity management**
  - **Electricity market**
    - **Regional and intra-regional diversity**
- Operational Update
  - Activity by region
  - Participant activity
  - Outlook

GAS MARKET EXAMPLE

Gas prices are relatively stable, but demand is variable and managing capacity peaks is important



$4.0
3.0
2.0
1.0
0.0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
2004
2003
2002
2001
2000

Victorian gas pool prices

GAS MARKET EXAMPLE - Meeting demand on a mild day

Competitive multiple supply options and security of supply



Cooper Basin
Bowen / Surat
Basin
Ballera
Moomba
Sydney
ACT
Adelaide
Melbourne
Longford

- Melbourne demand met from Longford
- NSW/ACT met from Moomba & Longford
- Adelaide demand met from Moomba

GAS MARKET EXAMPLE - Meeting demand on a peak day

Competitive multiple supply options and security of supply

- Active management of alternate supply and transport arrangements increase flexibility and decrease cost



Cooper Basin
Bowen / Surat
Basin
Ballera
Moomba
Sydney
ACT
Culcairn
Interconnect
Adelaide
Seagas
WUGS
Melbourne
Longford
LNG

- Melbourne supply options - Longford, Storage (WUGS), LNG, Culcairn Interconnect
- NSW/ACT supply options - Moomba, Longford, Culcairn Interconnect
- Adelaide supply options - Moomba, Seagas

ELECTRICITY MARKET EXAMPLE

Benefits of inter-regional diversity

- Inter-regional diversity creates flatter load profile allowing portfolio optimisation

Fin Yr 2003/2004		NEM	Qld	NSW	Vic	SA
Peak Period	Avg MW	**23,441**	6,174	9,391	6,214	1,647
	Load Factor	**79%**	78%	77%	73%	64%
Off Peak Period	Avg MW	**19,123**	4,975	7,620	5,144	1,327
	Load Factor	**72%**	67%	67%	70%	52%

  - Basis risk between states needs to be managed
  - Increased interconnection reliability will enhance opportunity

AGENDA

- Energy Sales and Marketing (ES&M) Revenue and Expenses
- Examples of benefits from scale and diversity in wholesale markets
  - Gas market
    - Diversity and peak capacity management
  - Electricity market
    - Regional and intra-regional diversity
- **Operational Update**
  - **Activity by region**
  - **Participant activity**
  - **Outlook**

SALES AND MARKETING OPERATIONAL UPDATE

Barring unforeseen circumstances...

- Expecting ES&M EBIT for 2005 in line with 2004
- EBIT/Sales margin expected at lower end of guidance range of 6 - 7%
- Number of items will significantly impact H1 - H2 split this year
  - Prior year first half contributed approx. 70% of full year EBIT, this year expected to be around 60%
  - 2003-04 winter colder and longer than 2004-05
  - Higher levels of competition
  - Licence fee amortisation
  - Moomba incident
  - SA regulatory price review

Michael Fraser
Group General Manager ES&M

Presentation to UBS Utilities Conference
29th November 2004



Wholesale Market Scale and Diversity